SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

Antônio José Ribeiro dos Santos
CEO and Head of Investor Relations
antonio.santos@telepart.com.br
Phone: +55 61 3429-5620

Leonardo Dias
Associate Director of Investor Relations
Ldias@telepart.com.br
Phone: +55 61 3429-5673

TELEMIG CELULAR PARTICIPAÇÕES S.A. RECORDS
THE HIGHEST NET INCOME OF ITS HISTORY

- EBITDA of R$431.2 million or 40.6% of net service revenues for the year
- Client base reached 3.3 million for the year
- Positive free cash flow of R$199.8 million for the year
- Negative net debt of R$450.1 million by year-end
- Market share in the Triângulo Mineiro region estimated at 12%

Brasília, Brazil, March 16, 2006 – Telemig Celular Participações S.A. (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the wireless telecommunications service provider in the State of Minas Gerais, today announced its fourth quarter and year-end 2005 results. The Company acquired 301,770 new customers in the quarter, increasing its client base to 3,344,184. EBITDA reached R$102.2 million in 4Q05, representing 36.6% of net service revenues. For the year, EBITDA reached R$431.2 million, representing 40.6% of net service revenues.

Operating Highlights:

Net additions of 301,770 customers in 4Q05

The Company’s customer base reached 3,344,184 in the fourth quarter of 2005, representing a 20% increase when compared to the same period of last year. Net additions amounted to 301,770 for the quarter and 566,902 year-over-year.

In 4Q05, prepaid net additions were 245,289, bringing the total prepaid base to 2,487,662 or 74% of the total base. The postpaid base increased by 56,481 subscribers, ending the quarter with 856,522 subscribers or 26% of the total base.

CLIENT BASE (000s)

www.telemigholding.com.br - 1/13

Churn rate

In the fourth quarter of the year, blended annualized churn rate decreased to 29% from the 38% registered in the previous quarter as a result of lower churn rates in both postpaid and prepaid segments. When compared to the previous quarter, the annualized churn rate for the prepaid segment decreased to 32% from the 44% registered in the 3Q05. During the 3Q05 prepaid churn rate was high as a consequence of the credit profile of clients acquired during Christmas sales of 2004 and, in 4Q05, prepaid churn rates returned to normal levels. The postpaid segment, which accounts for most of the revenues generated, is the segment where we focus most of our retention efforts. The success of the Company’s retention program can be seen as the postpaid churn rate decreased to 18% when compared to the 22% registered in the previous quarter. Despite the increasingly competitive environment, this was the eleventh consecutive quarter with a postpaid churn rate equal or below 25%.

CHURN RATE (annualized)

Operating revenues

Net service revenues totaled R$279.1 million in the quarter, an increase of R$3.6 million or 1.3% over the previous quarter, primarily resulting from the 5.3% increase in total traffic (2.9% increase in incoming traffic and 7.9% increase in outgoing traffic). For 2005, net service revenues reached R$1,061.5 million in line with the previous year.

It is worth noting that service revenues recorded in 2005 is not directly comparable to that posted in 2004 since part of 2004 revenues had not been impacted by the changes related to the migration to Personal Mobile Service (SMP) occurred in August 2004. After these new rules took effect, the Company started offering the Provider Selection Code (CSP) and, therefore, customers started using CSP in national (VC2 and VC3) international long-distance calls from mobiles phones. Therefore, the Company stopped receiving VC2 and VC3 revenues and started receiving interconnection revenues for the use of its network in these calls. Additionally, the Company adopted the bill & keep rules that establish that SMP Companies’ network remuneration for traffic within the same registration area will only be paid when the traffic balance is lower than 45% or exceeds 55%, which generated a significant decrease in interconnection revenues.

Net equipment revenues in the quarter totaled R$25.0 million, an increase of 36.2% when compared to the R$18.4 million registered in 3Q05. This increase was already expected due to stronger sales associated with seasonal factors during the fourth quarter. For the year, net equipment revenues reached R$87.5 million, a reduction of 6.5% when compared to the previous year, related to the launch of the GSM/EDGE network in 2004.

www.telemigholding.com.br - 2/13

As a result, total net revenues amounted to R$304.0 million in the quarter, 3.5% higher when compared to the previous quarter. Year-to-date, total net revenues reached R$1,148.9 million, slightly lower than the R$1,154.0 million registered in 2004.

Data revenues, as a percentage of net service revenues, reached 6.7% for the quarter and 5.9% for the year.

In the fourth quarter of the year, handset subsidies for client acquisitions were R$17.2 million or R$32.8 per gross addition, compared to R$9.1 million or R$25.5 per gross addition registered in the 3Q05. This increase was already expected due to higher sales during Christmas sales.

Operating costs and expenses

Cost of services in the fourth quarter of 2005 totaled R$72.7 million, 25.4% higher when compared to the previous quarter. This difference is mainly due to higher interconnection costs and higher Fistel costs related to Christmas sales. For the year, cost of services reached R$260.9 million, 10.8% lower when compared to the previous year. Such decrease is mostly related to the Bill & Keep introduction and to reduced cloned calls.

Selling and marketing expenses in 4Q05 reached R$77.5 million, an increase of 27.4% over the previous quarter. This increase can be explained by higher marketing and advertising expenses related to the more aggressive acquisition campaigns during the Christmas season. In 2005, selling and marketing expenses totaled R$245.1 million, higher than the R$174.3 million reported 2004. This increase is primarily due to higher advertising and promotion expenses related to the launch of operations at the Triângulo Mineiro region, to greater retention efforts and to more aggressive customer acquisition campaign.

Customer acquisition cost in the fourth quarter of 2005 increased to R$147 from the R$141 registered in 3Q05. For the year, customer acquisition cost reached R$145 as compared to the R$118 registered in the previous year. Retention costs, as a percentage of net service revenues, increased to 15.7% in 4Q05, compared to 12.0% registered in 3Q05. For the year, retention costs, as a percentage of net service revenues, reached 13.3% .

G&A reached R$3.0 million in 4Q05, representing a significant decrease when compared to the positive R$18.7 million registered in the previous quarter. This reduction is related to the following non-recurrent events: a) positive effect related to the recognition of PIS and COFINS recoverable credit, amounting to R$ 37.9 million, resulting from the success in the lawsuit questioning the constitutionality of the increase in these taxes’ calculation base; and, b) negative effect of a provision related to value added tax (VAT – ICMS) in the amount of R$14.8 million. For the year, G&A reached R$52.1 million below the R$64.8 million registered in the previous year. For the coming quarters G&A is expected to remain in the range of 6% to 8% of net services revenues.

Bad debt as a percentage of net service revenues increased to 2.3% when compared to the 1.8% registered in the previous quarter. When calculated against total net revenues, bad debt reached 2.1% as compared to the 1.7% registered in the 3Q05. For the year, bad debt remained under control reaching 2.0% as a percentage of net service revenues and 1.8% as a percentage of total net revenues.

www.telemigholding.com.br - 3/13

BAD DEBT

Average revenue per user (ARPU)

Postpaid MOU (minutes of use) in 4Q05 totaled 194, higher than the 191 registered in the previous quarter. For the year, postpaid MOU reached 191, below the 201 registered in the previous year. Postpaid ARPU (average revenue per user) reached to R$70.2 in 4Q05 compared to the R$69.5 registered in the previous quarter. For the year, postpaid ARPU reached R$68.3, below the R$78.6 registered in 2004, as consequence of the implementation of the SMP rules in 2004.

In the fourth quarter of the year, prepaid MOU remained fairly stable when compared to the previous quarter, reaching 31 minutes. For the year, prepaid MOU reached 32 minutes. Prepaid ARPU totaled R$11.4 in 4Q05, in line with the R$11.7 registered in 3Q05. For the year, prepaid ARPU reached R$11.9.

As a result, blended ARPU reached R$26.7 for the quarter in line with the previous quarter. For the year, blended ARPU decreased to R$26.8 from the R$33.6 registered in 2004.

ARPU (R$)

Market share estimated at 38% in the quarter

Total market share was estimated at 38% in the fourth quarter of the year. Excluding Triângulo Mineiro region, market share was estimated at 41% compared to 42% registered in the previous quarter. For the Triângulo Mineiro region, market share was estimated at 12%, higher than the 8% registered in the previous quarter.

Total gross sales share for 4Q05 was estimated at 34%. Excluding Triângulo Mineiro region, gross sale share was estimated at 34% compared to the 35% registered in the 3Q05. For the Triângulo Mineiro region, gross sale share was estimated at 35%.

www.telemigholding.com.br - 4/13

EBITDA margin of 40.6% of net service revenues in the year

EBITDA and EBITDA margin (excluding handsets revenues) in the fourth quarter of 2005 reached R$102.2 million and 36.6%, respectively, compared to R$123.7 million and 44.9% registered in the previous quarter. For the year, EBITDA and EBITDA margin reached R$431.2 million and 40.6%, respectively.

EBITDA (R$ million)

Depreciation and amortization

In 4Q05, depreciation and amortization expenses reached R$51.9 million, slightly below the R$52.7 million reported in the previous quarter. For the year depreciation and amortization expenses reached R$224.9 million below the R$270.3 million registered in the previous year. This decrease is mainly explained by the total obsolescence of part of the Company’s TDMA network.

Net financial income of R$6.6 million

	R$ million
	3Q05	4Q05
Interest Expense (a)	(27.2)	(14.6)
Interest Income (b)	34.9	34.9
Foreign Exchange Gain (Loss) (c)	17.5	(13.7)
Net Financial Income (Expense)	25.2	6.6

Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), taxes on gains resulting from hedging operations and own capital interest revenues (if any); b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

www.telemigholding.com.br - 5/13

DETAILED FINANCIAL INCOME/EXPENSE INFORMATION

	R$ million
	3Q05	4Q05
Gain (expense) related to debt denominated in foreign currency	10.0	(20.0)
Gain (loss) on hedging operations*	(15.8)	3.5
Sub-total	(5.8)	(16.5)
Expense related to debt denominated in Reais	(0.7)	(0.1)
Financial expense (debt related)	(6.5)	(16.6)
Net financial expense (not related to debt)**	(0.9)	(9.5)
Sub-total	(7.4)	(26.1)
Interest income – cash investing activities	32.6	32.7
Net Financial Income (Expense)	25.2	6.6
* Net of PIS/COFINS.
** Net financial expense not related to debt is primarily associated with taxes such as CPMF, PIS, COFINS and IOF

Net income of R$174.1 million in the year

Net income in 4Q05 totaled R$39.9 million, or R$2.256 per ADS (R$0.113 per thousand shares). For the year, net income reached R$174.1 million, or R$9.839 per ADS (R$0.492 per thousand shares), the highest net income of the Company’s history.

Total debt of R$236.2 million

As of December 31, 2005, total debt was R$236.2 million, 100% of which was denominated in foreign currencies (99.3% denominated in U.S. Dollars and 0.7% denominated in a currency basket index from BNDES). Of the total debt denominated in foreign currencies, 100% was hedged.

Negative net debt of R$450.1 million for the year

As of December 31, 2005, the Company’s indebtedness was offset by cash and cash equivalents (R$706.3 million) but was impacted by accounts payable from hedging operations (R$20.0 million), resulting in a negative net debt of R$450.1 million.

NET DEBT (R$ million)

www.telemigholding.com.br - 6/13

Investments totaled R$125.1 million for the quarter

During the fourth quarter of 2005, Telemig Celular’s capital expenditures were R$125.1 million. For the year investments totaled R$276.7 million. The breakdown of such investments is as follows:

CAPEX breakdown

CAPEX (R$ million)	4Q04	1Q05	2Q05	3Q05	4Q05	2005
Network	151.7	7.5	88.0	29.1	103.5	228.1
IS/IT	10.9	5.8	3.6	6.7	12.6	28.7
Others	25.2	2.8	4.6	3.5	9.0	19.9
T O T A L	187.8	16.1	96.2	39.3	125.1	276.7

Debt payment schedule

Year	R$ million	% foreign currency denominated debt
2006	48.9	100.0%
2007	0.1	100.0%
2008	-	-
2009	187.3	100.0%

Free cash flow

Free cash flow in the quarter reached R$89.2 million compared to the R$74.9 million registered in the previous quarter. Year-to-date, free cash flow amounted to R$199.8 million.

Strong financial ratios

Ratios	4Q04	1Q05	2Q05	3Q05	4Q05
Net Debt/EBITDA (1)	(1.02)	(1.04)	(0.86)	(1.02)	(1.04)
Net Debt/Total Assets	(23%)	(22%)	(19%)	(23%)	(22%)
Interest Coverage Ratio (1)	10.8	9.6	9.5	10.1	11.7
Current Liquidity Ratio	2.0	2.3	2.2	2.3	1.7
(1) Last twelve months.

Outlook

Telemig Celular expects mobile penetration within the Company's area to reach 47% by the next quarter. For the first quarter of 2006, Telemig Celular expects to maintain gross sales share at approximately 25-30%. Net additions are expected to come primarily from prepaid subscribers. ARPUs for both postpaid and prepaid subscribers are expected to slightly decrease as a consequence of seasonal factors. Total capital expenditures for the year are expected to reach approximately R$330-350 million.

*******************

www.telemigholding.com.br - 7/13

For additional information please contact:

Telemig Celular Participações S.A.
Investor Relations Department
Leonardo Dias / Renata Pantoja / Fernanda Ribeiro
Phones: (+55 61) 3429-5673/5616/5617
Fax: (+55 61) 3429-5626
E-mail: ri@telepart.com.br

NEXT EVENTS
Conference Call
Phone: +1 (973) 582-2734
Date: March 17, 2006
Time: 12:00 p.m. (EDT) / 02:00 p.m. (Brasília)
APIMEC SP
Venue: Hotel Intercontinental
Date: March 22, 2006
Time: 04:00 p.m.
APIMEC MG
Venue: Telemig Celular
Date: March 23, 2006
Time: 06:00 p.m.

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

www.telemigholding.com.br - 8/13

OPERATIONAL DATA

	2004		2005					Var. % (4Q05/3Q05)

	4thQuarter	YTD	1stQuarter	2ndQuarter	3rdQuarter	4thQuarter	YTD

Licensed Pops (in millions)	17.0	17.0	18.8	19.0	19.2	19.2	19.2	0.0%

Clients	2,777,282	2,777,282	2,857,654	2,973,130	3,042,414	3,344,184	3,344,184	9.9%
Postpaid	756,810	756,810	763,142	787,245	800,041	856,522	856,522	7.1%
Prepaid	2,020,472	2,020,472	2,094,512	2,185,885	2,242,373	2,487,662	2,487,662	10.9%

MOU Incoming
Postpaid	79	66	70	72	76	75	73	-1.1%
Prepaid	31	29	26	25	24	23	24	-2.5%
MOU Outgoing
Postpaid	130	135	117	117	115	119	117	3.3%
Prepaid	9	9	8	7	7	8	7	4.2%

Total Outgoing Traffic (Million of Minutes)	338.7	1366.1	313.6	314.9	323.1	348.7	1300.2	7.9%
Total Incoming Traffic (Million of Minutes)	354.3	1203.1	318.1	324.6	340.4	350.3	1333.4	2.9%

Average Revenue per User - ARPU (R$)	30.8	33.6	26.5	26.9	26.9	26.7	26.8	-0.6%
Postpaid	73.6	78.6	64.4	68.7	69.5	70.2	68.3	1.1%
Prepaid	14.2	15.3	12.6	11.8	11.7	11.4	11.8	-2.8%

Service Revenues (R$ millions)
Monthly Fee	54,614	234,625	53,904	57,764	58,074	57,393	227,134	-1.2%
Outgoing Traffic	79,666	337,718	75,185	95,730	100,578	104,895	376,389	4.3%
Incoming Traffic	102,092	413,926	90,503	88,852	91,834	91,318	362,507	-0.6%
Other	21,151	74,138	22,863	22,163	24,943	25,453	95,421	2.0%

TOTAL	257,523	1,060,407	242,455	264,509	275,429	279,059	1,061,452	1.3%

Data Revenues (% of net serv. revenues)	4.8%	4.7%	6.0%	5.2%	5.6%	6.7%	5.9%	1.1 p.p

Cost of Services (R$ millions)
Leased lines	10,038	33,426	11,871	13,949	12,506	15,057	33,428	20.4%
Interconnection	20,222	139,559	19,648	12,966	9,265	15,516	139,559	67.5%
Rent and network maintenance	11,886	42,413	12,753	14,502	15,118	16,976	42,413	12.3%
FISTEL and other taxes	14,625	51,884	13,355	14,502	13,377	19,672	51,884	47.1%
Other	7,900	25,104	9,549	7,110	7,722	5,485	25,104	-29.0%

TOTAL	64,672	292,386	67,176	63,029	57,987	72,707	292,388	25.4%

Churn - Annualized Rate	30.2%	30.8%	33.4%	34.3%	38.3%	28.7%	33.6%	-9.6 p.p.
Postpaid	21.9%	22.1%	23.5%	24.8%	21.7%	18.3%	22.0%	-3,4 p.p.
Prepaid	33.5%	34.3%	37.0%	37.7%	44.3%	32.4%	37.8%	-11.9 p.p.

Cost of Acquisition (R$)	132	118	145	147	141	147	145	3.7%
Retention Costs (% of net serv. revenues)	6.9%	1.8%	12.6%	13.0%	12.0%	15.7%	13.3%	-2.8 p.p
CAPEX (R$ millions)	187.9	301.1	16.1	96.3	39.2	125.1	276.7	219.0%

Number of locations served	401	401	463	502	509	535	535	5.1%
Number of cell sites	1320	1320	1388	1598	1620	1677	1677	3.5%
Number of switches	13	13	14	15	15	17	17	13.3%

Headcount	2,126	2,126	2,197	2,282	2,341	2,378	2,378	1.6%
Estimated Market Share
Total	48%	48%	46%	41%	39%	38%	38%	-1.0 p.p
Minas Market - excluding Triângulo
Mineiro region			46%	44%	42%	41%	41%	-1.0 p.p
Triângulo Mineiro region			0%	4%	8%	12%	12%	4 p.p

www.telemigholding.com.br - 9/13

INCOME STATEMENT (BR GAAP)

(in R$ 000)

	2004		2005					Var. % (4Q05/3Q05)

	4th Quarter	YTD	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	YTD

Service Revenues - GROSS	347,909	1,420,386	335,713	359,130	377,816	389,647	1,462,306	3.1%
Equipment Revenues - GROSS	37,187	123,893	27,999	31,905	24,527	33,139	117,570	35.1%

Total Revenues - GROSS	385,095	1,544,279	363,712	391,035	402,343	422,786	1,579,876	5.1%
Taxes	(99,172)	(390,269)	(100,957)	(102,686)	(108,562)	(118,737)	(430,942)	9.4%
Service Revenues - NET	257,523	1,060,407	242,455	264,509	275,429	279,059	1,061,452	1.3%
Equipment Revenues - NET	28,401	93,603	20,300	23,840	18,352	24,990	87,482	36.2%

Total Revenues - NET	285,924	1,154,010	262,755	288,349	293,781	304,049	1,148,934	3.5%

Cost of Services	64,671	292,386	67,176	63,029	57,987	72,717	260,909	25.4%
Cost of Equipment	40,462	123,566	29,254	39,570	27,458	42,206	138,488	53.7%
Selling & Marketing Expenses	56,016	174,270	53,569	53,264	60,835	77,481	245,149	27.4%
Bad Debt Expense	2,819	20,153	4,556	5,040	5,083	6,415	21,094	26.2%
General & Administrative Expenses	16,487	64,784	10,977	19,380	18,738	3,000	52,095	-84.0%

EBITDA	105,469	478,851	97,223	108,066	123,680	102,230	431,199	-17.3%
%	41.0%	45.2%	40.1%	40.9%	44.9%	36.6%	40.6%	-8,3 p.p.

Depreciation & Amortization	92,563	270,259	59,873	60,446	52,682	51,863	224,864	-1.6%
Interest Expense (1)	35,828	108,762	18,460	41,176	27,158	14,671	101,465	-46.0%
Interest Income	(39,329)	(150,314)	(39,318)	(36,003)	(34,891)	(34,940)	(145,152)	0.1%
Foreign Exchange Loss	(32,616)	(33,330)	1,901	(47,151)	(17,474)	13,658	(49,066)	-178.2%
Others	5,927	20,121	4,428	5,374	4,681	7,526	22,009	60.8%
Income Taxes	5,685	70,304	13,391	30,336	21,180	5,916	70,823	-72.1%
Minority Interests	5,897	33,403	5,709	12,121	10,687	3,620	32,137	-66.1%

Net Income	31,514	159,646	32,779	41,767	59,657	39,916	174,119	-33.1%

Number of shares (thousand)	350,072,111	346,751,938	350,072,111	353,926,470	353,926,470	353,926,470	353,926,470	0.0%
Earnings per thousands shares (R$)	0.090	0.460	0.094	0.118	0.169	0.113	0.492	-33.1%
Earnings per ADS (R$)	1.800	9.200	1.873	2.360	3.371	2.256	9.839	-33.1%

(1) Interest paid: 4Q04 - R$11,555 thousand; 1Q05 - R$13,068 thousand; 2Q05 - R$ 8,236 thousand; 3Q05 - R$10,282 thousand; and, 4Q05 - R$ 5,333 thousand.

www.telemigholding.com.br - 10/13

BALANCE SHEET (BR GAAP)

					(R$ 000)

	4Q05	3Q05		4Q05	3Q05

Current Assets			Current Liabilities
Cash & cash equivalents	706,331	780,450	Loans & Financing	48,897	128,963
Accounts Receivable	226,403	208,964	Loan Interest	8,555	6,981
Taxes Receivable	76,455	54,839	Suppliers	302,672	211,405
Other Assets	29,889	53,492	Taxes Payable	56,404	36,052

	1,039,078	1,097,745	Dividends	102,593	10,736
			Other Current Liabilities	81,416	84,905

				600,537	479,042
Long-term Assets	299,853	267,016
			Loans & Financing	187,324	177,874
Deferred Assets	8,392	8,868
			Other Long-term Liabilitie	47,679	80,055
Plant & Equipment
Cost	1,886,226	1,879,425	Minority Interest	148,371	145,262
Accumulated Depreciation	(1,211,428)	(1,281,527)

	674,798	597,898	Shareholders' Equity	1,038,210	1,089,294

	2,022,121	1,971,527		2,022,121	1,971,527

DEBT POSITION (BR GAAP)

				(in R$ 000)

Debt	4Q05

			Currency
	R$	US$	Basket	Total
			Index

Short term		47,285	1,612	48,897
Long Term	-	187,324	-	187,324

Total	-	234,609	1,612	236,221

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CASH FLOW (BR GAAP)

		(in R$ 000)

	4Q05	YTD - 2005

Operating Activities:

Net income	39,916	174,119
Adjustments to reconcile net income (loss) to net cash
provided by operating cash activities
Depreciation and amortization	51,863	224,864
Monetary variation and foreign exchange loss (principal)	13,280	(47,478)
Unrealized income on hedging operations	(10,596)	18,166
Deferred income taxes and social charges	(16,966)	(40,737)
Minority interest	4,297	32,814
Other	9,486	10,236
Changes in operating assets and liabilities	40,397	(46,637)
Net cash provided by operating activities	131,677	325,347

Investing Activities:

Proceeds from sale of property, plant and equipment	159	1,246
Capital expenditures	(125,144)	(276,777)
Additions to Deferred Assets	-	(9,501)
Net cash used in investing activities	(124,985)	(285,032)

Financing Activities:

Amortization of loans	(83,896)	(199,101)
Payment of dividends and interest on capital	3,085	(95,430)
Net cash used in financing activities	(80,811)	(294,531)

Net increase (decrease) in cash and cash equivalents	(74,119)	(254,216)

Cash and cash equivalents, beginning of the period	780,450	960,547

Cash and cash equivalents, end of the period	706,331	706,331

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GLOSSARY OF KEY INDICATORS

I) Average Subscribers
a)	Average subscribers – monthly
Sum of subscribers at the beginning and the end of the month
2
b)	Average subscribers – quarterly and year to date
Sum of the average subscribers for each month of the period
Number of months in the period
II) Churn Rate (Annualized)
a) Churn % quarterly
Sum of deactivations / Sum of average monthly opening subscribers for the 3 months x 12
3
b) Churn % - year to date
YTD deactivations / Sum of avg monthly opening subscribers since beginning of the year x 12
Number of months in the period
III) MOU – Minutes of Use (Monthly)
Number of total billable minutes for the period / Average subscribers for the period
Number of months in the periods
IV) ARPU – Average Revenue per User
Net service revenues for the period (excluding roaming-in revenues)
Average subscribers for the period
V) Customer Acquisition Cost
(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
Commissions, Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
Number of gross activations in the period
VI) Free Cash Flow
Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses*
– Minority Interests – Working Capital Variation)
* Considers interest paid.
VII) Working Capital Variation
Working Capital Variation = ( Δ Current Assets – Δ Cash & Cash Equivalents ) –
(Δ Current Liabilities – Δ Short Term Loans and Financing - Δ Loan Interest - Δ Dividends)
VIII) Interest Coverage Ratio
Interest Coverage Ratio = EBITDA / Interest Paid
IX) Current Liquidity Ratio
Current Liquidity Ratio = Current Assets / Current Liabilities
X) EBITDA
EBITDA = Operational Revenues - Operational Costs - Operational Expenses* - Bad Debt
* Does not include profit sharing.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Antônio José Ribeiro dos Santos

Name:	Antônio José Ribeiro dos Santos
Title:	CEO and Head of Investor Relations